RICHARD A. KRANTZ

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

June 9, 2006

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc.
Form 10-K for the year ended October 31, 2005
Filed January 17, 2006
File No. 001-14204

Dear Ms. Tillan:

This correspondence is in response to our conference call with you on June 6, 2006. We appreciate that you took the time to discuss the remaining issues with us on the conference call and we believe it was helpful in formulating this response.

Based on that call, we believe there are two remaining issues which relate to the Company’s Series I Preferred Shares. Specifically, you have asked the Company to (1) further discuss the accounting treatment for the accretion of these preferred shares and (2) provide additional analysis regarding the classification of the preferred shares of subsidiary and the relationship to the parent company. The Company’s responses are as follows:

(1)	Accounting treatment for accretion of discount related to Series 1 Preferred Shares.

FuelCell Energy, Inc. (“FuelCell” or the “Company”) advises the Staff that it acquired the Series I Preferred Shares through a business combination. In valuing this security, the Company followed Statement of Financial Accounting Standard No. 141, “Business Combinations” (“SFAS 141”). These shares were valued with the assistance of a valuation expert using the income approach to estimate the fair value of the securities based on expected future economic benefits. In applying this method, cash flows were estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. The amounts projected and then discounted include future dividend payments and assumed conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding the timing of dividend payments, accrued interest and conversion of the securities. At the time of the business combination, the fair value (at present value) of the Series 1 Preferred Shares was determined to be $9.1 million.

Ms. Kate Tillan
Securities and Exchange Commission
June 9, 2006

In order to value this instrument subsequent to the date of the business combination, FuelCell advises the Staff that it is accreting the discounted value of the Series Preferred Shares over the assumed life of the securities utilized in estimating the future cash flows. The Company has previously provided the Staff with the Series 1 Preferred Shares amortization schedule. As FuelCell is in a retained deficit position, the Company accretes the discount by making a charge against APIC.

Quarterly dividends of Cdn.$312,500 accrue on the Series 1 Preferred Shares. These are reflected as a component of “Preferred stock dividends” in calculating “Loss to common shareholders” on the Company’s Consolidated Statement of Operations.

In determining the proper accounting for the fair value of the Series 1 Preferred Shares, the Company considered the following:

•
The Company considered whether or not to accrete the discounted cash flows. It was determined that consistent with accounting for other instruments carried at fair value based on discounted cash flows, that accreting to the gross fair value based on total estimated cash flows through 2020 (the assumed life of the securities) was the best approach to valuing this security going forward and is the most meaningful presentation of those shares to the readers of the Company’s consolidated financial statements.

•
In determining how to account for the accretion, the Company followed guidance by Staff Accounting Bulletin (“SAB”) Topic 3C Question 1, which the Company believes applies to its circumstances. The Company advises the Staff that upon the codification of Topic.3.C as a component of SAB 68, Topic 5, “Miscellaneous Accounting”, the Staff clarified the guidance by noting that it applied to both redeemable and non redeemable equity capital. In this codification, the Staff states that “the Staff believes that the requirement to recognize the effective periodic cost of capital applies to nonredeemable preferred stocks because, for that purpose, the distinction between debt capital and preferred equity capital (whether redeemable or nonredeemable) is irrelevant from the standpoint of common stock interests.”

Ms. Kate Tillan
Securities and Exchange Commission
June 9, 2006

FuelCell believes that it has followed GAAP in accounting for both the fair value of the Series 1 Preferred Shares at the date of the business combination as well as the subsequent accretion of the discounted cash flows implicit in that valuation.

(2)	Analysis supporting the classification of Series 1 Preferred Shares and the relationship to the parent company.

FuelCell advises the staff that both the Company and the holder of the Series 1 Preferred Shares, Enbridge Inc. (“Enbridge”), view this security being an equity instrument issued by the parent company, FuelCell Energy, Inc. This is evidenced by the terms and characteristics of the Series 1 Preferred Shares. The party bearing the ultimate economic responsibility of these shares to Enbridge, is FuelCell and not FuelCell Energy, Ltd. Although Enbridge has a claim on the assets of the issuing subsidiary, FuelCell Energy, Ltd., Enbridge cannot prohibit the Company from transferring assets out of FuelCell Energy, Ltd. at any time, which in substance nullifies any real underlying claim to the assets of FuelCell Energy, Ltd.. The covenants or other contractual provisions typically protecting a preferred security holder by prohibiting an issuer from undertaking specified actions to the detriment of that holder are entirely absent from the terms and conditions of the Series I Preferred Shares. Accordingly, FuelCell Energy has depleted the majority of the assets previously held by FuelCell Energy, Ltd. as allowed by the agreement. As of October 31, 2005 there were nominal net assets remaining in FuelCell Energy, Ltd.

FuelCell advises the Staff that it had originally considered issuing the Series 1 Preferred Shares at the parent company level (i.e., FuelCell). In the absence of the request made by Enbridge to issue such shares by a Canadian entity to provide Enbridge with certain tax advantages, the Series 1 Preferred Shares would have been equity issued by FuelCell, and accounted for as such.

Ms. Kate Tillan
Securities and Exchange Commission
June 9, 2006

The Company, after consultation with its Independent Registered Public Accounting Firm, has considered whether the issuance of the Series 1 Preferred Shares out of the Company’s wholly-owned subsidiary. (FuelCell Energy, Ltd.) should change the underlying substance and accounting of this transaction. The Company has also considered specific accounting literature in approaching the “substance over form” accounting conclusion including SEC Rule 3A-02 and Concepts Statement #2 (“Concept #2”).

In analyzing whether substance over form should dictate the accounting for this transaction or if the Series 1 Preferred Shares should be accounted for as minority interest in accordance with Rule 5-02.27, FuelCell considered several factors including the terms of the Series 1 security and the economic substance of Enbridge’s ownership interest in the consolidated company. A key consideration in this analysis was the fact that FuelCell Energy, Ltd. can be liquidated by FuelCell and that FuelCell can remove the assets of FuelCell Energy, Ltd. without any requirement for approval from the Series 1 holder. This indicates that such holder does not have a substantive ownership claim on the assets of the entity to which its legal ownership interest pertains. This is not consistent with what would be expected from a traditional minority interest holder in an entity requiring accounting in accordance with Rule 5-02.27.

In addition, the Series 1 Preferred Shares are convertible into FuelCell common stock. This characteristic has been included in the Series 1 Preferred Shares as a mechanism to compensate for the Series 1 holder’s lack of protection vis-à-vis its interest in FuelCell Energy, Ltd. and is further evidence that the Series 1 holder is more akin to an equity holder of FuelCell, rather than a minority interest holder in FuelCell Energy, Ltd., which would require accounting in accordance with Rule 5-02.27.

Finally, FuelCell guarantees the obligations to the Series 1 Preferred shareholder. This guarantee, which has also been provided to the Series 1 holder as a mechanism to compensate for the lack of protection to the Series 1 holder with respect to its stated interest in FuelCell Energy, Ltd., indicates which entity is the ultimate obligor and is not consistent with the concept of a holder of minority interest of FuelCell Energy, Ltd.

Ms. Kate Tillan
Securities and Exchange Commission
June 9, 2006

Based on the Company’s analysis and consideration of all the facts and circumstances of this transaction, the Company believes that presentation of the Series 1 Preferred Shares as permanent equity of the parent is the most meaningful presentation of those shares to the readers of the Company’s consolidated financial statements and best reflects the substance of the Series 1 Preferred shareholder’s ownership interest in the consolidated organization.

FuelCell acknowledges the following:

-	FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2005;

-
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the FuelCell’s Form 10-K for the year ended October 31, 2005; and

-	FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard A. Krantz

Richard A. Krantz

cc: Joseph G. Mahler